Folk Revival, LLC (the "Company") a Delaware Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

David Cantor
Balance Sheet
As of December 31, 2024

	Total	
	As of Dec 31, 2024	As of Dec 31, 2023 (PY)
ASSETS		
Current Assets		
Bank Accounts		
101 Business Adv Relationship - 7399 - 1	64,427.69	62,882.00
102 Personal Checking & Credit Card	0.00	0.00
103 QuickBooks Checking Account	27.92	27.92
Total Bank Accounts	$ 64,455.61	$ 62,909.92
Accounts Receivable		
104 Accounts Receivable (A/R)	5,981.95	20,333.85
Total Accounts Receivable	$ 5,981.95	$ 20,333.85
Other Current Assets		
105 Inventory Asset	0.00	0.00
105.1 Raw Material Inventory	26,055.90	8,724.19
105.2 Packaging Inventory	26,057.11	21,668.55
105.3 Finished Goods Inventory	25,785.08	18,170.31
105.4 Raw materials in transit	0.00	
Total 105 Inventory Asset	$ 77,898.09	$ 48,563.05
Clearing Accounts		
Amazon Reserve	0.00	88.17
Paypal Clearing Account	815.29	1,229.23
Shopify Clearing Account	2,428.33	932.08
Total Clearing Accounts	$ 3,243.62	$ 2,249.48
Prepaid Insurance	1,890.06	
Undeposited Funds	0.00	
Total Other Current Assets	$ 83,031.77	$ 50,812.53
Total Current Assets	$ 153,469.33	$ 134,056.30
TOTAL ASSETS	$ 153,469.33	$ 134,056.30
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
201 Accrued Expenses	14,788.68	14,026.47
205 Accounts Payable	-2,031.12	
Total Accounts Payable	$ 12,757.56	$ 14,026.47
Credit Cards		
202 Combined BofA Credit Card		
202.1 CORP Account - FR credit card Account (7312) - 1	-178,825.81	7,228.13
202.2 FR CC Davids card (2984) - 1	194,869.26	3,042.53
Total 202 Combined BofA Credit Card	$ 16,043.45	$ 10,270.66
Total Credit Cards	$ 16,043.45	$ 10,270.66
Other Current Liabilities		
203 New Jersey Division of Taxation Payable	0.00	0.00
204 Out Of Scope Agency Payable	0.00	0.00
Channel Sales Tax Payable		
Shopify Sales Tax	116.05	
Total Channel Sales Tax Payable	$ 116.05	$ 0.00
Total Other Current Liabilities	$ 116.05	$ 0.00
Total Current Liabilities	$ 28,917.06	$ 24,297.13
Long-Term Liabilities		
206 LT Convertible Promissory Note		
206.1 LT Convertible Promissory Note- AT	50,000.00	
206.2 LT Convertible Promissory Note- JT	25,000.00	
206.3 LT Convertible Promissory Note- WeFunder	106,765.38	
206.4 LT Convertible Promissory Note- JP	45,000.00	
Total 206 LT Convertible Promissory Note	$ 226,765.38	$ 0.00
Total Long-Term Liabilities	$ 226,765.38	$ 0.00
Total Liabilities	$ 255,682.44	$ 24,297.13
Equity		
301 Opening Balance Equity	0.00	0.00
302 Owner's Investment	482,914.81	307,914.81
303 Partner's Investment - AT	0.00	50,000.00
304 Partner's Investment - JT	0.00	25,000.00
305 Pay & Personal Expenses	-682.27	-171.55
306 Retained Earnings	-338,961.59	-118,549.07
307 WeFunder	0.00	65,977.50
308 Owner's Investment - JP	0.00	
Net Income	-245,484.06	-220,412.52

Total Equity	-$	102,213.11	$ 109,759.17
TOTAL LIABILITIES AND EQUITY	$	153,469.33	$ 134,056.30

David Cantor
Profit and Loss Comparison
January - December 2024

	Total	
	Jan - Dec 2024	Jan - Dec 2023 (PY)
Income		
401 Sales of Product Income		0.00
401.0 Distributor Sales	86,575.38	35,276.45
Online Sales	1,015.24	1,123.66
Amazon Sales	53,632.94	12,363.80
Shopify Sales	114,410.34	11,301.21
Total Online Sales	$ 169,058.52	$ 24,788.67
Total 401 Sales of Product Income	$ 255,633.90	$ 60,065.12
402 Services		0.00
404 Discounts given	-7,838.20	-3,002.75
405 Refund	-3,086.16	-1,499.42
499 Distributor Fees	-44,244.73	-8,950.50
Total Income	$ 200,464.81	$ 46,612.45
Cost of Goods Sold		
410 Closing Inventory		0.00
411 Cost of Goods Sold	62,923.75	41,598.50
411.0 Online COGS	60,842.51	12,809.09
411.1 Freight In	1,988.02	
Shipping supplies		78.50
Total 411 Cost of Goods Sold	$ 125,754.28	$ 54,486.09
415 Inventory Variance	5,990.00	-42,759.41
Total Cost of Goods Sold	$ 131,744.28	$ 11,726.68
Gross Profit	$ 68,720.53	$ 34,885.77
Expenses		
501 Trade Spend		
501.1 Coupon	2,099.00	29.06
501.2 Demos	10,200.74	4,586.85
501.3 Samples	1,346.70	7,754.72
501.4 Slotting costs		1,200.00
501.5 DTC Costs		1,914.12
501.6 Amazon Fees	12,833.39	10,483.47
501.7 Merchant Fees	2,213.09	1,540.08
Total 501 Trade Spend	$ 28,692.92	$ 27,508.30
502 Advertising & Marketing	73,832.62	39,297.57
502.1 General Marketing		589.77
502.2 Influencer marketing		4,415.00
502.3 Online Advertising	86,758.07	13,749.58
502.4 Trade Marketing		6,795.00
502.5 Trade Show		2,282.43
502.6 PR	6,489.80	8,660.00
502.7 Photography		206.00
502.8 Market Research		200.48
502.9 Fundraising	2,318.00	998.00
Printing		1,478.47
Selling Expenses		17,370.00
Total 502 Advertising & Marketing	$ 169,398.49	$ 96,042.30
503 Legal & Professional Fees		
503.1 Accounting Fees	5,457.58	10,399.00
503.2 Legal	5,541.08	22,066.52
503.3 Consultant		5,087.00
503.4 Design		828.00
Total 503 Legal & Professional Fees	$ 10,998.66	$ 38,380.52
504 Operating Expenses		
504.1 Contractors		17,045.00
504.2 Automobile expenses	31.03	204.17
504.3 Meals & Entertainment	892.19	709.00
504.4 Repairs & Maintenance		40.56
504.5 Research & Development	95.97	
504.6 Website		6,489.00
504.7 Bank Charges & Fees	1,515.76	1,097.91
Paypal Fees	828.43	82.96
QuickBooks Payments Fees		0.28
Shopify Fees	2,896.87	263.23
Total 504.7 Bank Charges & Fees	$ 5,241.06	$ 1,444.38
Total 504 Operating Expenses	$ 6,260.25	$ 25,932.11
505 General & Administrative Expenses		
505.1 Administrative Fees	59.00	
505.2 Certifications	0.00	2,306.00
505.3 Dues & Subscriptions		3,303.22
505.5 Office Supplies & Software	16,752.87	4,555.47
505.6 Insurance	1,700.80	2,419.61
505.7 Taxes & Licenses	1,468.05	1,517.90
Total 505 General & Administrative Expenses	$ 19,980.72	$ 14,102.20
506 Shipping & Postage	47,213.55	9,590.08
506.1 3PL costs	27,320.33	10,293.25
506.2 Freight out		917.05
Total 506 Shipping & Postage	$ 74,533.88	$ 20,800.38
507 Travel Expenses		
507.1 Lodging	2,512.98	3,311.50
507.2 Transportation/Airfare	288.40	749.33
507.3 Travel Meals	250.27	42.00
507.4 Parking & Tolls	657.44	571.71
Total 507 Travel Expenses	$ 3,709.09	$ 4,674.54
508 Donations	250.00	27,857.94

603 Miscellaneous		0.00		0.00
Other Business Expenses		380.58		
Total Expenses	$	314,204.59	$	255,298.29
Net Operating Income	-$	245,484.06	-$	220,412.52
Net Income	-$	245,484.06	-$	220,412.52

David Cantor
Statement of Cash Flows
January - December 2024

		Total
OPERATING ACTIVITIES		
Net Income		-245,484.06
Adjustments to reconcile Net Income to Net Cash provided by operations:		
104 Accounts Receivable (A/R)		14,351.90
105.1 Inventory Asset:Raw Material Inventory		-17,331.71
105.2 Inventory Asset:Packaging Inventory		-4,388.56
105.3 Inventory Asset:Finished Goods Inventory		-7,614.77
105.4 Inventory Asset:Raw materials in transit		0.00
Clearing Accounts:Amazon Reserve		88.17
Clearing Accounts:Paypal Clearing Account		413.94
Clearing Accounts:Shopify Clearing Account		-1,496.25
Prepaid Insurance		-1,890.06
201 Accrued Expenses		762.21
205 Accounts Payable		-2,031.12
202.1 Combined BofA Credit Card:CORP Account - FR credit card Account (7312) - 1		-186,053.94
202.2 Combined BofA Credit Card:FR CC Davids card (2984) - 1		191,826.73
203 New Jersey Division of Taxation Payable		0.00
204 Out Of Scope Agency Payable		0.00
Channel Sales Tax Payable:Shopify Sales Tax		116.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	13,247.41
Net cash provided by operating activities	-$	258,731.47
FINANCING ACTIVITIES		
206.1 LT Convertible Promissory Note:LT Convertible Promissory Note- AT		50,000.00
206.2 LT Convertible Promissory Note:LT Convertible Promissory Note- JT		25,000.00
206.3 LT Convertible Promissory Note:LT Convertible Promissory Note- WeFunder		106,765.38
206.4 LT Convertible Promissory Note:LT Convertible Promissory Note- JP		45,000.00
302 Owner's Investment		175,000.00
303 Partner's Investment - AT		-50,000.00
304 Partner's Investment - JT		-25,000.00
305 Pay & Personal Expenses		-510.72
307 WeFunder		-65,977.50
308 Owner's Investment - JP		0.00
Net cash provided by financing activities	$	260,277.16
Net cash increase for period	$	1,545.69
Cash at beginning of period		62,909.92
Cash at end of period	$	64,455.61

David Cantor
Statement of Cash Flows
January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		-220,412.52
Adjustments to reconcile Net Income to Net Cash provided by operations:		
104 Accounts Receivable (A/R)		-20,333.85
105 Inventory Asset		0.00
105.1 Inventory Asset:Raw Material Inventory		3,216.81
105.2 Inventory Asset:Packaging Inventory		-21,668.55
105.3 Inventory Asset:Finished Goods Inventory		-11,341.11
Clearing Accounts:Amazon Reserve		-88.17
Clearing Accounts:Paypal Clearing Account		-1,229.23
Clearing Accounts:Shopify Clearing Account		-1,159.17
201 Accrued Expenses		10,576.47
202.1 Combined BofA Credit Card:CORP Account - FR credit card Account (7312) - 1		7,228.13
202.2 Combined BofA Credit Card:FR CC Davids card (2984) - 1		-2,624.29
203 New Jersey Division of Taxation Payable		0.00
204 Out Of Scope Agency Payable		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	37,422.96
Net cash provided by operating activities	-$	257,835.48
FINANCING ACTIVITIES		
301 Opening Balance Equity		0.00
302 Owner's Investment		115,000.00
303 Partner's Investment - AT		50,000.00
304 Partner's Investment - JT		25,000.00
305 Pay & Personal Expenses		-132.62
306 Retained Earnings		3,568.47
307 WeFunder		65,977.50
Net cash provided by financing activities	$	259,413.35
Net cash increase for period	$	1,577.87
Cash at beginning of period		61,332.05
Cash at end of period	$	62,909.92

Folk Revival, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Folk Revival, LLC (the "Company") is a company organized on November 17, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.